SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 1, 2003

TELIASONERA AB
(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden

(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

October 1, 2003

TeliaSonera Finland announces the number of mobile customers in the third quarter

At the end of the third quarter of 2003, TeliaSonera Finland’s mobile customers numbered 2,441,000. In the preceding quarter, the number of mobile customers was 2,471,000 in Finland. Customer churn was 21.8 percent, while in the preceding quarter it was 10.2 percent.

TeliaSonera Finland believes that the change is due to the large number of Free Air-time and tie-in offers in the mobile market in Finland following the introduction of mobile number portability as of July 25.

By publishing the mobile customer figures for the end of September before the Group’s interim results, TeliaSonera Finland wants to give the market the correct picture of the situation as Numpac Oy announces the total of mobile telephone numbers transferred at the beginning of October. Numpac Oy is a company founded by TeliaSonera Finland Oyj, Radiolinja and DNA, mobile operators operating in Finland, to administer the number portability.

In response to the increased competition in the Finnish market TeliaSonera Finland will launch a single rate mobile subscription called Sonera One. All national calls costs 0,16 euro per minute and all national SMS costs 0,12 euro per text message.

For further information to journalists please contact:
TeliaSonera’s Press Office, + 46-(0)8-713 58 30

Forward-Looking Statements
Statements in the press release relating to future status or circumstances, including future performance, other trend projections and other benefits of the transaction are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-June 2003 amounted to SEK 40.6 billion (EUR 4.4 billion). The number of employees was 27,570.